UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CINEDIGM DIGITAL CINEMA CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172407108

(CUSIP Number)

April 16, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

 [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

Exhibit Index: Page 9

CUSIP No. 172407108	Page 2 of 10 Pages

1	Names of Reporting Persons

ANGELO, GORDON & CO., L.P.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,787,377
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,787,377
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,787,377

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.38%

12	Type of Reporting Person (See Instructions)
IA; PN

CUSIP No. 172407108	Page 3 of 10 Pages

1	Names of Reporting Persons

JOHN M. ANGELO

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 1,787,377
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		1,787,377

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,787,377

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.38%

12	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 172407108	Page 4 of 10 Pages

1	Names of Reporting Persons

MICHAEL L. GORDON

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 1,787,377
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		1,787,377

9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,787,377

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[ ]

11	Percent of Class Represented By Amount in Row (9)

6.38%

12	Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 172407108	Page 5 of 10 Pages

Item 1(a)	Name of Issuer:

Cinedigm Digital Cinema Corporation (the “Issuer”).

Item 1(b)	Address of the Issuer's Principal Executive Offices:

55 Madison Avenue, Suite 300
Morristown, NJ 07960

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Angelo, Gordon & Co., L.P. (“Angelo, Gordon”);
ii)

John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon (“Mr. Angelo”); and

iii)

Michael L. Gordon, in his capacities as the other managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon (“Mr. Gordon”).

This statement related to Shares (as defined herein) held for the account of a private investment fund for which Angelo, Gordon acts as investment adviser.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 245 Park Avenue, New York, New York 10167.

Item 2(c)	Citizenship:

1)	Angelo, Gordon is a Delaware limited partnership;
2)	Mr. Angelo is a citizen of the United States; and
3)	Mr. Gordon is a citizen of the United States.
Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e)	CUSIP Number:

172407108

CUSIP No. 172407108	Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

i)	Angelo, Gordon is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
ii)	Mr. Angelo is a control person of Angelo, Gordon.
iii)	Mr. Gordon is a control person of Angelo, Gordon.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,787,377 Shares.

Item 4(b)	Percent of Class:

According to the Issuer’s Form 10-Q filed on February 12, 2010, the number of Shares outstanding as of February 5, 2010, was 28,032,875. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.38% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Angelo, Gordon
(i)	Sole power to vote or direct the vote	1,787,377
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,787,377
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Angelo
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,787,377
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,787,377

Mr. Gordon
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	1,787,377
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	1,787,377

CUSIP No. 172407108	Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The investors in the private investment fund for which Angelo, Gordon acts as investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of the fund in accordance with their respective investment percentages in the private investment fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Angelo, Gordon is the relevant entity for which Mr. Angelo and Mr. Gordon may each be considered a control person.

Angelo, Gordon is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 172407108	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Michael L. Gordon
Name: Michael L. Gordon
Title: Managing Member

Date: April 27, 2010	JOHN M. ANGELO

/s/ John M. Angelo

Date: April 27, 2010	MICHAEL L. GORDON

/s/ Michael L. Gordon

CUSIP No. 172407108	Page 9 of 10 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of April 27, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	10

CUSIP No. 172407108	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock, par value $0.001 per share, of Cinedigm Digital Cinema Corporation dated as of April 27, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: April 27, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Michael L. Gordon
Name: Michael L. Gordon
Title: Managing Member

Date: April 27, 2010	JOHN M. ANGELO

/s/ John M. Angelo

Date: April 27, 2010	MICHAEL L. GORDON

/s/ Michael L. Gordon